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                                      FILED BY LEARN2.COM, INC. PURSUANT TO
                                  RULE 425 UNDER THE SECURITIES ACT OF 1933
                                               AND DEEMED FILED PURSUANT TO
                                              RULE 14a-12 OF THE SECURITIES
                                                      EXCHANGE ACT OF 1934.

                                          Subject Company: Learn2.com, Inc.
                                                Commission File No. 0-24936


LEARN2.COM ADJOURNS SPECIAL SHAREHOLDER MEETING

WHITE PLAINS, N.Y.--Sept. 18, 2001--Learn2.com (OTCBB: LTWO), a learning service provider, announced today that its Special Meeting of shareholders has been adjourned until Tuesday, September 25, 2001 at 10:00 a.m.

The company noted the two primary methods for stockholders to cast their vote are via the Internet and telephone, which will expedite the tabulation process. Stockholders of record should follow the instructions contained on the proxy card. Stockholders that have misplaced their proxy card should contact their broker.

Learn2 previously announced that while more than 95% of the shares submitted had voted in favor of the merger with E-Stamp, not enough proxies had yet reached Learn2's stock transfer agent to achieve the required vote level. The proposal requires the affirmative vote of a majority of all outstanding shares of Learn2 common stock.

About Learn2

Learn2 creates and distributes e-learning products and services for corporate, government, educational and individual clients. The Learn2 suite of products includes hundreds of off-the-shelf courses that allow interactive multimedia and animated courseware to be accessed instantly on the Web. These courses are also delivered on CD-ROM and video. The Learn2 Web site is home to an e-learning community that provides tips and step-by-step instructions on a broad spectrum of skills, activities and tasks, as well as immediately accessible multimedia tutorials. Corporations have access to the same high quality tutorials through Learn2University, which includes additional features such as reporting and administration. For more information, call 800-214-8000. Learn2 is located at www.learn2.com and Learn2University is located at www.learn2university.com.

Forward-Looking Statements

This news release contains forward-looking statements, which involve risks and uncertainties. Accordingly, no assurance can be given that the actual events and results will not be materially different than the anticipated results described in the forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those expressed in any

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forward-looking statements made by the Company. These factors include the
Company's success in its business and operations; the activities of new or existing competitors, the ability to attract and retain employees and strategic partners, the ability to leverage intangible assets, the ability to complete new projects at planned costs and on planned schedules and adoption of the Internet as a medium of commerce, communications and learning. Investors are also directed to consider other risks and uncertainties discussed in documents filed by the company with the Securities and Exchange Commission.

The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

You may register to receive Learn2's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.

CONTACT:

FOR:  Learn2.com
      KCSA, New York
      Robert Giordano / Michael Cimini
      (212) 896-1289 / (212) 896-1233
      rgiordano@kcsa.com / mcimini@kcsa.com